IRKUTSK JOINT-STOCK COMPANY OF
ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

Sukhe-Bator str. 3, Irkutsk city,, 664000, Russia

27.05.2002 № 49 - 5533

На № ____________ от ____________

The U.S. Securities and Exchange
Comm[redacted]
Office inance
450 Fi
Mail to
Washington. D.C. 20549
U.S.A.

02034876

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 10 2002
WASH. D.C.
153

Re: Exemption No.: 82-4458 (12g3-2(b))

SUPPL

Dear Sir or Madam:

In connection Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial reports and financial results for the full year of 2001 and 3 months of 2002 and consolidated financial statements prepared by Arthur Andersen in accordance with United States generally accepted accounting principles as of December 31, 2001 and 2000 together with report of independent public accountants.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050 which was declared effective by the SEC on May 5, 1996.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Sincerely,

General director of
JSC Irkutskenergo

Vladimir V. Kolmogorov

6/13

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»

3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL REPORT
for the 2001 (in thousands of Rubles)

Balance Sheet, for the 2001 year
(in thousands of Rubles)

ASSETS	January, 1 2001	December, 31 2001
Intangible Assets	9267	238
Property, Plants & Equipment	17986629	17881002
Capital investments in progress	1794452	1474718
Long-Term Investments	743152	506626
Inventories	531149	949825
Value-added tax	108069	183013
Accounts Receivable	5592422	5790950
Short-Term Investments	1132275	127985
Cash	29168	28900
TOTAL ASSETS	27926583	26943257
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	15670235	15526875
Reserve funds	1191702	1191702
Target Financial Flows	9907	23811
Retained Earnings	1618128	2235563
Long-Term Debt	699251	0
Other Long-Term Liabilities	0	45243
Short-Term Debt	1152851	616801
Accounts Payable	2773139	2497059
Consumption funds	31461	5144
Future terms incomes	6659	27808
Reserve of forthcoming expenditures and payments	6442	6443
TOTAL LIABILITIES	27926583	26943257

First Deputy General director on finance and economic of JSC «Irkutskenergo» ____________ **Mihail Y. Slobodin**

Chief accountant of JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL RESULTS
for the 2001
(in thousands of Rubles)

INDEX	2001 year in thousands of Rubles
1. Income before taxes	1564260
2. Profit utilization:	
Profit tax	743344

First Deputy General director
on finance and economic of
JSC «Irkutskenergo» ____________ Mihail Y. Slobodin

Chief accountant of
JSC «Irkutskenergo» ____________ Gennadiy M. Tolstykh

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL REPORT
for the 3 months of 2002 (in thousands of Rubles)

Balance Sheet, for the 3 months of 2002 year
(in thousands of Rubles)

ASSETS	January, 1 2002	March, 31 2002
Intangible Assets	195	180
Property, Plants & Equipment	26554541	25921114
Capital investments in progress	1474718	1659547
Long-Term Investments	506626	567402
Inventories	923117	1130535
Value-added tax	183012	192278
Accounts Receivable	5791046	5584288
Short-Term Investments	127985	345966
Cash	28809	204016
TOTAL ASSETS	35590049	35605326
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	24180100	24115246
Reserve funds	1191702	1191702
Target Financial Flows	23811	27498
Retained Earnings	2235563	2257725
Long-Term Debt	45243	45243
Short-Term Debt	616801	633434
Accounts Payable	2502207	2536875
Consumption funds		
Future terms incomes	27808	30789
Reserve of forthcoming expenditures and payments	6	6
TOTAL LIABILITIES	35590049	35605326

First Deputy General director on finance and economic of JSC «Irkutskenergo» ______________ **Mihail Y. Slobodin**

Chief accountant of JSC «Irkutskenergo» ______________ **Gennadiy M. Tolstykh**

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL RESULTS
for the 3 months of 2002
(in thousands of Rubles)

INDEX	3 months of 2002 in thousands of Rubles
1. Income before taxes	141494
2. Profit utilization:	
Profit tax	100498

First Deputy General director on finance and economic of JSC «Irkutskenergo» ___________________ Mihail Y. Slobodin

Chief accountant of JSC «Irkutskenergo» ___________________ Gennadiy M. Tolstykh

ANDERSEN

OAO Irkutskenergo

Consolidated financial statements
prepared in accordance with
United States generally accepted accounting principles
as of December 31, 2001 and 2000
together with report of independent public accountants

ANDERSEN

Report of Independent Public Accountants

To the Shareholders of OAO IRKUTSKENERGO:

We have audited the accompanying consolidated balance sheets of OAO IRKUTSKENERGO (a Russian open joint stock company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, cash flows and shareholders' equity for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO IRKUTSKENERGO as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Without qualifying our opinion, we draw attention to Note 22 to the financial statements. Since 1997, subscription fees have been billed to the Company by RAO UES for access to the national power grid which it controls. The total amount of such fees billed by RAO UES for the years 1997 to 2001 totals USD 105,496 thousand. The company is and has been contesting them. In 2001, the Company was named as a defendant in a lawsuit filed by the Moscow Prosecutor's Office on behalf of RAO UES claiming recovery of subscription fees billed to the Company for the year 2000 in the amount of the USD 33,869 thousand. Management in consultation with legal counsel believes it has meritorious defenses to this claim and as a result, no accrual has been recorded for subscription fees for the period 1997 to 2001. Accordingly, the accompanying financial statements contain no provision for the outcome of this uncertainty.

Without qualifying our opinion, we also draw attention to Note 2 which discusses uncertainties relating to (i) the willingness and ability of ratemaking authorities to approve tariffs adequate to ensure the recoverability of the Company's long term assets, and (ii) the effect the Russian government's planned restructuring of the electric power industry on the Company's future operations.

Arthur Andersen

Moscow, Russia

March 15, 2002

OAO IRKUTSKENERGO
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 and 2000
(Thousands of US Dollars)

	Notes	2001	2000
Assets			
Property, plant and equipment	4	$ 2,774,126	$ 4,178,383
Less: accumulated depreciation	4	(2,018,621)	(1,929,136)
		755,505	2,249,247
Construction work in progress	4	404,613	408,187
Total Property, Plant and Equipment, net		**1,160,118**	**2,657,434**
Other Non-Current Assets	5	**2,568**	**22,880**
Long term accounts receivable, net	7	**8,815**	**61,832**
Current Assets			
Cash and cash equivalents	6	1,199	1,036
Accounts receivable, net	7	67,784	109,365
Inventories, net	8	28,353	15,755
Deferred tax assets	20	18,584	-
Other current assets		13,160	47,408
Total Current Assets		**129,080**	**173,564**
Total Assets		**$ 1,300,581**	**$ 2,915,710**
Shareholders' equity and Liabilities			
Shareholders' equity			
Common stock	9	$ 1,014,522	$ 1,014,522
Additional paid in capital		7,438	7,438
Less: treasury stock	5,10	(16,022)	(16,022)
Retained earnings		187,762	1,737,249
Total Shareholders' equity		**1,193,700**	**2,743,187**
Commitments and Contingencies	22	-	-
Non-current liabilities			
Long-term portion of promissory notes payable	13	6,505	9,477
Long-term tax payable	14	9,242	14,308
Deferred tax liability	20	-	8,177
Other non-current liabilities		923	236
Total non-current liabilities		**16,670**	**32,198**
Current Liabilities			
Short-term loans	11	20,596	59,868
Accounts payable	12	32,475	32,960
Promissory notes payable (current portion)	13	1,083	154
Accrued dividends		-	3,386
Taxes payable	14	28,426	36,686
Other current liabilities	15	7,631	7,271
Total Current Liabilities		**90,211**	**140,325**
Total Liabilities		**106,881**	**172,523**
Total Shareholders' equity and Liabilities		**$ 1,300,581**	**$ 2,915,710**

The accompanying notes to consolidated financial statements
are an integral part of these financial statements.

OAO IRKUTSKENERGO
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000
(Thousands of US Dollars, except for per share data)

	Notes	2001	2000
Operating Revenues			
Electricity		$ 221,863	$ 212,518
Heat		106,405	75,509
Other		13,886	9,677
Total Operating Revenues		**342,154**	**297,704**
Operating Expenses			
Fuel used in generation		(84,916)	(56,864)
Materials, repairs and maintenance, utilities		(77,263)	(51,358)
Salaries and social expenditure		(80,434)	(63,625)
Depreciation		(107,619)	(107,736)
Taxes other than income		(15,183)	(20,837)
General and administrative expenses		(7,766)	(8,197)
Provision for doubtful accounts	7	(87,427)	(2,786)
Other operating expenses		(5,809)	(3,388)
Total Operating Expenses		**(466,417)**	**(314,791)**
Impairment loss	4	**(1,426,200)**	**(11,919)**
Operating Loss		**(1,550,463)**	**(29,006)**
Other Income and Expenses			
Interest income		105	88
Other income	18	11,822	24,122
Gain on securities sale	16	16,227	6,113
Currency translation (loss) gain		(4,340)	10,291
Interest charges		(2,770)	(4,513)
Impairment of long term investments	17	(6,994)	-
Other expenses	19	(14,808)	(19,950)
Other Income and Expenses, net		**(758)**	**16,151**
Loss Before Income Taxes and extraordinary item		**(1,551,221)**	**(12,855)**
Income Taxes	20	1,734	(35,482)
Net Loss before extraordinary item		**(1,549,487)**	**(48,337)**
Gain on early loan extinguishment (less income tax effect of $ 2,229)		-	13,099
Net Loss		**$ (1,549,487)**	**$ (35,238)**
Weighted average number of common shares outstanding (thousands of shares)		4,521,189	4,521,189
Loss before extraordinary item		$ (0.3427)	$ (0.0107)
Extraordinary item		-	0.0029
Net loss per share (basic and diluted)		(0.3427)	(0.0078)
Dividends declared		-	3,386

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

OAO IRKUTSKENERGO
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000
(Thousands of US Dollars)

		2001		2000
Cash flows from operating activities				
Net loss	$	(1,549,487)	$	(35,238)
Adjustments to reconcile income (loss) to cash generated from operations				
Impairment loss		1,426,200		11,919
Depreciation		107,619		107,736
Currency translation loss/gain		4,340		(10,291)
Gain on early loan extinguishment (less income tax effect of $ 2,229)		-		(13,099)
Bad debt expense		87,427		2,786
Gain on securities sale		(16,227)		(6,113)
Deferred tax (credit) charge		(26,761)		8,177
Impairment of long term investments		6,994		-
Loss on disposal of property, plant, equipment and other assets		2,532		-
Provision for inventory deterioration		768		76
Changes in operating assets and liabilities				
Decrease (increase) in trade accounts receivable		3,576		(4,042)
Decrease (increase) in other current assets		(6,434)		1,557
Decrease (increase) in inventories		(13,366)		273
Decrease in payables and accruals		(7,594)		(2,628)
Net cash generated from operating activities		**19,587**		**61,113**
Cash flows from investing activities				
Capital expenditures		(40,063)		(28,240)
Sale (purchase) of investments		35,433		(8,043)
Proceeds from sale of property, plant and equipment		609		3,234
Net cash used in investing activities		**(4,021)**		**(33,049)**
Cash flows from financing activities				
Receipts of borrowings		120,007		121,226
Repayments of borrowings		(127,972)		(137,308)
Increase (decrease) of promissory notes		(1,410)		3
Dividends paid		(3,385)		(2,913)
Net cash used by financing activities		**(12,760)**		**(18,992)**
Effects of exchange rate changes on cash and cash equivalents		**(2,643)**		**(8,837)**
Net increase in cash and cash equivalents		**163**		**235**
Cash and cash equivalents at the beginning of the year		**1,036**		**801**
Cash and cash equivalents at the end of the year	$	**1,199**	$	**1,036**
Cash paid for:				
Income tax	$	28,036		33,607
Interest	$	2,770		5,806

The accompanying notes to consolidated financial statements
are an integral part of these financial statements.

OAO IRKUTSKENERGO
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000
(Thousands of US Dollars)

	Common stock	APIC	Retained earnings	Treasury stock	Total
Balance as of December 31, 1999	**$1,014,522**	**$7,438**	**$1,775,873**	**-**	**$2,797,833**
Net loss	-	-	(35,238)	-	(35,238)
Dividends	-	-	(3,386)	-	(3,386)
Purchase of treasury stock	-	-		(16,022)	(16,022)
Balance as of December 31, 2000	**1,014,522**	**7,438**	**1,737,249**	**(16,022)**	**2,743,187**
Net loss	-	-	(1,549,487)	-	(1,549,487)
Balance as of December 31, 2001	**$1,014,522**	**$7,438**	**$187,762**	**($16,022)**	**$1,193,700**

The accompanying notes to consolidated financial statments
are an integral part of these financial statements.

(All amounts in thousands of US dollars)

1 The Company

Description of Business

Joint Stock Company OAO IRKUTSKENERGO ("IRKUTSKENERGO" or the "Company") is a vertically integrated power company. Its principal activities are the generation, transmission and distribution of electricity and heat to the city of Irkutsk and the Irkutsk region of Russia. The Company is organized under the laws of the Russian Federation.

The Company was founded on November 19, 1992, as a result of privatization of Irkutsk Energy and Electrification Production Association (PO E&E "Irkutskenergo"). The Company operates three hydro power stations with a capacity of 9,002 megawatts and thirteen heat-electricity production plants with total capacity of 3,879 megawatts for electricity generation and 13,975 GCal/h for heat generation. The Company's heat-electricity production plants primarily utilize the coal mined in the region.

As required by the governmental privatization program for the Russian power industry, RAO Unified Energy System (RAO UES) retained significant portions of the local energy companies' share capital. As a result, RAO UES serves as a holding company for the Russian Federation's interest in privatized electric and heat companies (Energos) throughout Russia. The only two companies in Russia where RAO UES does not have a share are the Company and TATENERGO (the local energy provider in Tatarstan). The Russian Federation (State Property Fund) continues to own 24.5% of the Company through its Ministry of Property Relations and 15.5% through the Irkutsk region Administration.

RAO UES also owns transmission lines over 500 kilovolts, the national electric grid, hydroelectric power stations with a capacity greater than 300 megawatts (exclusive of those owned by the Company) and electric power stations with a capacity greater than 1,000 megawatts.

All sales to and purchases from the national grid are contracted with the Central Dispatch Center (a wholly owned subsidiary of RAO UES) at established wholesale tariffs. For the years ended December 31, 2001 and 2000 the Company principally was a net seller of produced power to the national grid.

2 Russian Environment and Economic Conditions

General

Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but which are not limited to a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation.

The Company could be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Company's assets, and the ability of the Company to maintain or pay its debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Company's financial statements in the period when they become known and estimable.

Currency Exchange and Control

Foreign currencies, in particular the US dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the ruble's value fell significantly against the US dollar, falling from a pre-crisis rate of approximately 6 rubles to 1 US dollar, to 27 rubles to 1 US dollar by the end of 1999. During 2000 and 2001, the ruble's value fluctuated between 26.9 and 30.3 to 1 US dollar. As of March 15, 2002, the exchange rate was 31.02 rubles to 1 US dollar.
The Company's principal currency exchange rate risks relate to accounts receivable and sales and the ability to recover the investments in non-monetary assets, specifically Property, Plant and Equipment (see "Effects Reported by the Company through 2001" below). In 2000 more than half of

(All amounts in thousands of US dollars)

the Company's revenues were dollar denominated but invoiced and paid in rubles. Since the beginning of 2001 the Company's revenues have been set, billed and collected in rubles.

In the event the ruble continues to decline against the US dollar, the Company could have difficulties in collecting receivables and could incur further impairment of fixed assets.

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the ruble. Such regulations place restrictions on the conversion of rubles into foreign currencies and establish requirements for conversion of foreign currency sales to rubles.

Inflation

The Russian economy has been characterized by relatively high rates of inflation.

The following table summarizes the annual rate of inflation for the past three years:

	Annual Inflation
2001	18.6%
2000	20.2%
1999	36.5%

The Company's principal inflation rate risk relates to the Company's ability to raise tariffs (see "Tariff Establishment" below) in line with the growth of operating expenses caused by inflation. Coal is the main component of the Company's operating expenses and a significant increase in coal prices could adversely impact operating results of the Company.

In the event high levels of inflation continue, the Company could have financial difficulties accompanied by further deterioration of its profitability.

Interest Rates

The Company's principal interest rate risks relate to the fact that interest rates on short-term borrowings are fixed in the range from 16.5% to 21.0% for Russian ruble denominated loans. (See Note 11)

Management has not entered into transactions designed to hedge against these interest rate risks.

Liquidity and Financial Resources

The Company will continue to be affected, for the foreseeable future, by the volatile economic environment in Russia. Increases in interest rates could further increase the cost and availability of funding for the Company's operations. As a result, significant uncertainties exist as to the Company's liquidity and future capital resources.

Primarily due to ongoing investments in maintenance and construction programs (See Note 22), the Company requires cash flows from operations, debt and other long-term financing resources which may be available from time to time. The Company will continue to seek additional financing to fund these programs. Management cannot be assured that financing will be available in the future, and if so, at commercially acceptable rates and under terms that coincide with the nature of the investments to be made. If needed, however, management believes that certain projects on construction and renovation may be deferred or curtailed in order to fund the Company's current operating needs.

Effects Reported by the Company through 2001

Impairment of property, plant and equipment — As described further in Notes 3 and 4, subsequent to the establishment of December 31, 1996 fixed asset balances using the work of an appraiser, the Company has accounted for its investments in property, plant and equipment based on the historical costs of acquisition in US dollar terms.
In general, values considered in the tariff setting process are based on the Company's Russian statutory financial data. In this regard, property, plant and equipment are recorded in historical rubles, subject to statutory revaluations, if any.

As a result of the significant devaluation of the ruble described above, the Company reassessed the recoverability of property, plant and equipment stated in US dollar terms. The Company's

accounting policies require an impairment loss to be recognized whenever a review demonstrates that the sum of the expected future cash flows is less than the net book value of the long-lived assets.

Management considered several factors in its analysis, including the following factors:

- the conversion of a substantial portion of the Company's revenue base from dollar to ruble denomination,
- the continued use of each facility,
- the expected shortfall in tariff increases compared to US dollar exchange rate movements and inflation, and
- investments needed to maintain the Company's current operating capacity.

Based on these factors, management recorded an impairment loss as of December 31, 2001 of US$ 1,426,200 related to the carrying value of its property, plant and equipment. In management's opinion, the amounts recorded reflect its best estimate of impairment under the current economic conditions in Russia.

Management cannot predict what effect a continuation of the current economic conditions or changes in fiscal, political or tariff policies may have on the Company's remaining investments or ability to make future investments in property, plant and equipment. Further, management cannot predict the potential statutory revaluation of property, plant and equipment for taxation purposes or its effect, if any, on the Company's ability to successfully negotiate increases in tariffs. The financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Allowance for doubtful accounts receivable — The current economic conditions have significantly affected many organizations in Russia and their ability to meet their obligations.

As detailed in Note 7, the Company provides for doubtful accounts receivable due from industrial and municipal customers principally based on a specific review of accounts in addition to other allowances associated with the overall delinquency in customer payments. In addition, the Company has also provided specific reserves against amounts due from certain Energos affiliated with RAO UES.

While management believes that accounts receivable have been reduced to their approximate net realizable value, significant uncertainty exists as to the effect a continuation of the current economic conditions may have upon its customers and their ability to pay for the electricity and heat consumed. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Russian Taxation Environment

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profit tax), a number of turnover-based taxes, payroll (social) taxes, and others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Often, differing opinions regarding the legal interpretation exist both among and within government ministries and organizations (like the Inland Revenue and its various inspectorates), thus creating uncertainties and areas of conflict. Tax returns, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

Generally, tax returns remain open and subject to inspection for a period of three years. As of December 31, 2001, substantially all of the tax declarations of the Company for a period of three years are open and subject to review. The fact that a year has been reviewed does not close that year, or any tax return applicable to that year, from further review during the three-year period.

(All amounts in thousands of US dollars)

Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Tariff Establishment

The existing system of setting tariffs on electricity and heat was introduced by the RF Government in 1991. Tariffs for electricity traded at the Federal Wholesale Electricity Market (FOREM) are set by the Federal Energy Commission (FEC). Retail tariffs for heat and electricity supplied to consumers in the Irkutsk region are approved by the Irkutsk Regional Energy Commission (Irkutsk REC). Tariffs are generally based on the cost of services plus a margin of the electricity company.

As compared to 1999, in 2000 the average ruble tariffs for electricity and heat increased by 5.6% and 3.25%, respectively, due to changes in the consumer structure. In US dollar terms electricity and heat tariffs decreased by approximately 7.6% and 9.7%, respectively, due to the devaluation of the Russian ruble against the US dollar.

Effective January 1, 2001 the REC set new tariffs for electricity and heat. In 2001, in accordance with the reported data, the actual retail tariffs for regional consumers amounted to 15.19 kopecks/kWh (electricity, net of VAT), which is a 5.9% increase compared to 2000, and 105.45 rubles/GCal (heat, net of VAT), which is a 53.9% increase compared to 2000. In addition BRAZ and SUAL were transferred from contract US dollar-denominated tariffs to general ruble tariffs set by REC. This caused an approximately 22% reduction in tariffs for these two largest consumers (according to the information for 2000 and 2001). In US dollar terms electricity and heat tariffs increased approximately by 2% and 48.2%, respectively.

Effective January 1, 2002 the REC set new tariffs for electricity and heat. As a result, the average electricity tariff shall amount to 18.93 kopecks/kWh (net of VAT), which is a 24.6% increase compared to 2001. The average heat tariff shall amount to 141.85 rubles/GCal (net of VAT), which is a 34.5% increase compared to 2001.

Impact of Significant Concentration

The Company conducts its operations exclusively in the Irkutsk region. A substantial portion of the Company's revenue is derived from a limited number of customers. In 2001 and 2000 revenues from the seven largest customers comprised 62% and 76% of the Company's revenues, respectively. Sales to Bratsk Aluminum Plant (BRAZ), a related party, comprised 29% and 44%, and to OAO Siberian Urals Aluminum Company (SUAL), also a related party, comprised 10% and 14%, in 2001 and 2000, respectively (See Note 21). In addition, in 2001 and 2000 approximately 94% and 90%, respectively, of coal used in electricity and heat generation were supplied by two suppliers. This makes the Company vulnerable to the concentration risk which could result in a short-term severe impact on the Company's operations.

Electric Power Industry Restructuring

On July 11, 2001, the Russian government approved the framework for the Russian power industry restructuring. According to this program, all regional Energos are to transfer the remaining share of high-voltage transmission lines not yet owned by RAO UES to a newly formed Federal Grid Company. The program also includes a provision for the creation of a new wholesale market operator, the Trading System Administrator, which will supercede the existing Federal Wholesale Electricity Market (FOREM) trading system. The Federal Generation Companies will be formed comprising federal power plants, owned by RAO UES, and some of the larger power plants operated by the Energos. Regional Energos are to be split into generation and distribution units. The program also contemplates the transfer of regulatory functions first from Regional Commission to the Federal Energy Commission, and then to a newly created regulator. The current tariff setting system will be replaced by a system taking account of the investment component (return on investment). The first stage of the restructuring program is to be completed by 2004.

The Company could be affected by the proposed restructuring. As a result, there are significant uncertainties that may affect future Company operations. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Company's financial statements in the period when they become known and estimable.

The Company's Plans

In response to these economic events, during 2001 and 2000, the Company:

- Suspended, as much as possible, entering into contractual relations denominated in currencies other than Russian rubles,
- Reassessed the nature and timing of substantially all capital expenditure programs which were considered for the near term

The Company's liquidity needs may require additional actions. Specifically, the Company plans to:

- Obtain additional debt financing from external sources
- Decrease coal purchases
- Continue cost cutting programs, and
- Improve cash collection procedures particularly for its largest debtors

It is not possible to determine the future effect that a continuation of the unstable economic environment may have on the Company's liquidity and earnings, including the effect on transactions with the Company's investees, customers, and suppliers. The ultimate outcome of this matter cannot presently be determined. The financial statements do not include any adjustment that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

3 Summary of Significant Accounting Policies

Basis of Accounting

The Company maintains its accounting books and records in Russian rubles and in accordance with accounting principles and practices mandated by Russian Accounting Regulations (RAR).

The accompanying financial statements have been prepared from the Russian statutory financial statements of the Company and presented in accordance with generally accepted accounting principles in the United States (US GAAP) and expressed in US dollars (see Translation Methodology below). Significant differences exist between RAR and US GAAP.

Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation and Principles of Consolidation

The Company is an organization consisting of a corporate headquarters and 26 divisions, including the functions of electric power generation, electric power transmission, thermal power supply, power supply monitoring, maintenance, design and construction, and employee health and welfare programs. All significant inter-divisional balances and transactions, including profit recognized on inter-divisional transactions, have been eliminated.

The consolidated financial statements include the Company's wholly owned subsidiary, NPF Energia (a non-state pension fund) and its 71% owned subsidiary ZAO Baikal Business Center. (See Note 5)

As discussed in Note 5, the Company has interests in various other Russian legal entities. The Company accounts for these investments using the cost method due to their insignificance to the Company's operations.

Translation Methodology

Translation (remeasurement) of the Company's ruble denominated financial statements into US dollar has been performed in accordance with the provisions of SFAS No. 52 "Foreign Currency Translation", as they relate to highly inflationary economies. The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in US dollars. In recent years Russia has experienced significant inflation and continues to be a highly inflationary country (See Note 2).

(All amounts in thousands of US dollars)

Monetary assets and liabilities have been translated at the rates prevailing at the balance sheet dates. Non-monetary assets (other than property, plant and equipment - See "Property, Plant and Equipment" below) and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at quarterly average rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying statement of income.

The Company's principal future operating cash flows (revenues, fuel costs and personnel costs) will be generated in Russian rubles. As a result, future movements in the exchange rate between the Russian ruble and the US dollar will affect the carrying value of the Company's monetary assets and liabilities. Such changes may also affect the Company's ability to realize non-monetary assets as represented in terms of US dollars in the accompanying financial statements.

Property, Plant and Equipment

Starting on January 1, 1997, property, plant and equipment are stated at historic acquisition cost less accumulated depreciation (calculated by the straight-line method).

Russian financial information is maintained in ruble terms. In years prior to 1992, exchange rates were fixed by government action and may not have represented market valuations. In addition, certain purchases were effected through central purchasing authorities and values transferred to receiving organizations were determined by government action, generally at significantly subsidized prices. Subsequent to 1991, certain mandatory accounting inflation adjustments for property, plant and equipment have also been instituted by government action.

As a result, it was not possible to determine from the statutory accounting records an appropriate carrying value of property, plant and equipment for US GAAP reporting purposes. Accordingly, an independent appraisal company, American Appraisal, Ltd., was engaged to perform an historic cost valuation of property, plant and equipment, together with related accumulated depreciation as of December 31, 1996.

In performing a valuation of property, plant and equipment, the independent appraisal company employed appraisal techniques to determine both the historic cost and fair market value (in-use) for the appraised property in US dollar terms. The first step in estimating the historic cost and fair market value of the fixed assets entailed estimating the cost of reproduction new (CRN). The CRN reflects the cost to produce the existing property in like kind or using modern and equivalent materials. Cost data from both Russian and foreign producers of power generation and distribution equipment were taken into account. Cost data compiled from other producers within the Commonwealth of Independent States was given most consideration as most of the Company's historic fixed assets are of Russian origin.

To arrive at an appropriate estimate of the original historic cost, the CRN was back-trended according to the actual age of the asset using historic western inflation adjustments. The historic cost of the assets was then depreciated using estimates of economic useful lives. The overall economic useful lives are as follows:

Property, Plant and Equipment	Average Life
Heat Electric power stations	
Buildings	50
Machinery and equipment	30
Hydroelectric power stations	
Land improvements	85
Buildings	45
Machinery and equipment	50
Transmission lines	30
Transformer stations	30

The results of this work have been used to determine the carrying values of property, plant and equipment for US GAAP purposes in the accompanying balance sheet as of December 31, 2001 and 2000. Additions for 1997, 1998, 1999, 2000 and 2001 have been recorded at actual cost.
The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. The cost of renovation and modernization works is capitalized. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

(All amounts in thousands of US dollars)

Impairment charges create a new cost basis for the asset and are reflected as a component of income (loss) from operations (See Note 2).

Depreciation

The Company depreciates property, plant and equipment using the straight-line method and depreciable lives based on estimated economic lives. Depreciation of plants in service for the years 2001 and 2000 was US$ 107,619 and US$ 107,736, respectively, which is equivalent to a composite depreciation rate of approximately 3%.

Accounting for Long-Lived assets

The Company complies with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company considers whether events or changes in circumstances have affected the carrying amount of the assets. When such events or changes in circumstances indicate that the net book value of an asset may not be recoverable, the Company estimates future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset measured by the discounted estimated net future cash flows expected to be generated from the assets (See Note 2).

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits with original maturity dates of 3 months or less. Foreign currency cash and cash equivalents are translated at December 31, 2001 and 2000 exchange rates.

Retirement and Other Benefit Obligations

The Company makes contributions to the state pension fund of Russia, which requires current contributions by the employer calculated as a percentage of current gross salary payments; such contributions are charged to expense as incurred.

In 1999 the Company established a non-state pension fund NPF Energia with a defined contribution pension plan. Under this pension plan the Company makes contributions to the fund which become available for pension payments to employees upon their retirement. The Company expenses such contributions as incurred (See Note 22).

Revenues

Other than to residential customers, the Company's retail electricity and heating sales are made on the basis of contracts, which are signed with its customers. Residential customers pay for their electricity usage on a "self read" system on a monthly basis. Residential customers pay for heat usage at a flat rate based on the square meters of their flats.

Revenue comprises the sales value of electricity and heating supplied to customers during the period, excluding value-added tax (VAT). Electricity revenue is recognized on the date the metered information is read by or reported to the Company; heat sales are recognized as produced and delivered. Unbilled electricity revenue is not material.

Other revenue is recognized on an accrual basis, when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably.

Fuel Costs

Fuel costs, in particular coal, represent a significant portion of the Company's total cost of electricity and heat production. These fuel costs are expensed as fuel is consumed. Coal prices are established in accordance with supplier contracts and price coordination on a quarterly basis.

Fuel Inventory

Fuel inventories are stated at the lower of average cost, which approximates FIFO cost, and net realizable value.

(All amounts in thousands of US dollars)

Interest

The Company capitalizes interest costs incurred in connection with significant long-term construction projects that theoretically could have been avoided if expenditures for the assets had not been made.

Income Taxes

Current income taxes are provided on accounting profit as determined under RAR at a rate of 35% after adjustments for certain items, which are not taxable or deductible for taxation purposes.

The accompanying financial statements reflect deferred income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 recognizes deferred tax assets and liabilities for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards (See Note 20).

Comprehensive Income

The Company adopted SFAS No. 130 "Reporting Comprehensive Income, effective January 1, 1998. This statement establishes standards for the reporting and display of comprehensive income (net income plus all other changes in net assets from non-owner sources) and its components in financial statements. For the years ended December 31, 2001 and 2000, comprehensive income equaled net income.

Earnings per share

Earnings per common share have been determined using the weighted average number of shares outstanding during the year. Treasury shares are not considered to be outstanding for the purpose of such determination. There are no potentially dilutive securities (See Note 10).

Fair value of financial instruments

The following discusses the fair value determinations of each class of financial instrument:

Cash and cash equivalents
The carrying amount approximates fair value because of the short maturity of these instruments.

Other non-current assets
As discussed in Note 5, the Company has investments in certain Russian companies carried at cost. There are no quoted market prices for these instruments and a reasonable estimate of fair value could not be made without incurring excessive costs. Management believes that the carrying value is a reasonable approximation of the fair value.

Promissory notes payable
The Company's promissory notes (See Note 13), as is the norm in Russia today, are issued on an interest-free basis. There is no quoted market for such notes; however, such notes typically trade at a discount from face value. Management believes that the carrying value is a reasonable approximation of the fair value.

Accounts receivable
The Company has significant investments in trade and other accounts receivable for which a reasonable approximation of fair value is not practical. Management believes that the carrying value of such receivables, net of allowances for doubtful accounts, approximates the fair value (See Notes 2 and 7).

Accounting for Contingencies

Certain conditions may exist as of the date these consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities. The assessment of loss contingencies necessarily involves an exercise of judgment and is a matter of opinion. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

(All amounts in thousands of US dollars)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management and its legal counsel, may be of interest to shareholders or others.

Accounting for Derivative Instruments and Hedging Activities

On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The statements require derivative instruments (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair value are recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. The adoption of these statements by the Company did not have a material effect on its balance sheet or its results of operations.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In 2001 the Company adopted SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", a replacement of SFAS No. 125. SFAS 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a *financial-components approach* that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. Statement No. 140 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 140 also provides guidance about whether a transferor has retained effective control over assets transferred to qualifying SPEs through removal-of-accounts provisions, liquidation provisions, or other arrangements. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this statement by the Company did not have a material impact on its balance sheet or results of operations.

New accounting pronouncements

SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets"

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., if it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The

(All amounts in thousands of US dollars)

Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. In addition, goodwill on prior business combinations will cease to be amortized.

The Company does not expect SFAS No.141 and SFAS No.142 to have a material impact on its financial position or the results of its operations.

SFAS No. 143 "Accounting for Asset Retirement Obligations"

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for asset retirement obligations to be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.

The Company does not expect SFAS No.143 to have a material impact on its financial position or the results of its operations.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". While it supersedes APB Opinion 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at the net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively.

Following the impairment provision recorded in 2001 (Note 2), the Company does not expect SFAS No.144 to have a material impact on its financial position or the results of its operations.

Reclassifications

Certain reclassifications have been made to earlier period amounts to conform to the 2001 presentation.

(All amounts in thousands of US dollars)

4 Property, Plant and Equipment

Property, plant and equipment as of December 31, 2001 and 2000 is as follows:

	Historic Cost		Accumulated Depreciation		Net book value	
	2001	2000	2001	2000	2001	2000
Power stations	671,838	$ 1,004,291	$ 487,861	$ 459,184	183,977	$ 545,107
Hydro power stations	779,944	1,258,766	523,779	505,968	256,165	752,798
Electrical network and distribution	1,082,971	1,584,361	819,433	787,873	263,538	796,488
Heat network and distribution	175,748	223,328	149,116	142,120	26,632	81,208
Other plant and equipment	63,625	107,637	38,432	33,991	25,193	73,646
Total	2,774,126	$ 4,178,383	$ 2,018,621	$ 1,929,136	755,505	$ 2,249,247
Construction work in progress	404,613	408,187	-	-	404,613	408,187
Total Property, Plant and Equipment	$ 3,178,739	$ 4,586,570			$ 1,160,118	$ 2,657,434

As more fully described in Note 2, the Company has reassessed the recoverability of property, plant and equipment stated in US dollar terms. Accordingly, management recorded an impairment loss for the year ended December 31, 2001 of US$ 1,426,200 against the cost of its property, plant and equipment.

In accordance with the privatization plan dated November 19, 1992, the State has retained the ownership of certain parts of the dams of hydroelectric plants. Under a contract with the State Property Committee the Company has the right to use and control these assets free of charge. On June 18, 1997, a new contract was signed for a period of ten years.

Management believes the assets are effectively in the use and control of the Company; therefore, they are shown in the accompanying consolidated financial statements within the property, plant and equipment of the Company. As of December 31, 2001, the net book value of these dams is US$ 136,000.

As of December 31, 2001, US$ 22,438 of property, plant and equipment was pledged as collateral against short-term loans.

Construction work in progress represents various construction projects, including reconstruction of buildings, construction of boilers and other facilities at the existing power plants and related equipment and machinery not yet installed. As of December 31, 2001 and 2000, the detail of construction work in progress is as follows:

	2001	2000
Power Stations	$ 237,243	$ 239,079
Hydro power stations	21,171	22,685
Networks and Distribution	89,415	89,994
Auxiliary Divisions	56,784	56,429
Total construction work in progress	404,613	408,187

5 Other Non-current Assets

The Company owns equity interests in various entities. These investments have been accounted for using the cost method regardless of the ownership interest, except for investments in ZAO Baikal Business Center and non-state pension fund NPF Energia, which were fully consolidated in the accompanying financial statements (see Note 3). Non-consolidation of controlled companies is not significant to the overall financial presentation. Investments in Russian companies are summarized below as of December 31, 2001 and 2000:

(All amounts in thousands of US dollars)

	2001 Amount of investment	Equity interest	2000 Amount of investment	Equity interest
Russia Petroleum	-	-	$ 11,473	13%
OAO East-Siberian Group	564	30%	5,720	30%
AKB Bratskgesstroy	1,091	40%	2,170	40%
ZAO Baikal Fund House	-	-	499	-
IC Energia	-	-	211	76%
Others	913		2,807	
Total other non-current assets	$ 2,568		$ 22,880	

As of 31 December 2000, the Company held a stake in Russia Petroleum, an oil and gas exploration and production company in the northern Irkutsk region. As of December 31, 2000 all shares held were used to secure a short-term loan as further discussed in Note 11.

During 2001, the Company purchased additional shares of Russia Petroleum and then sold all of its shares to KM-Invest and Heartway Limited. A gain resulted from this transaction amounting to US$ 14, 958 (see Note 16).

In 2001 Management performed an analysis of the return on its long-term investments. As of December 31, 2001 the investments in OAO East-Siberian Group were written down to expected realizable value. The resulting impairment charge to expense in 2001 was US$ 5,156 (see Note 17).

In 2002 the Company sold part of its investment in AKB Bratskgesstroy. As of December 31, 2001 the investment to AKB Bratskgesstroy was written down to fair market value based on the actual proceeds received from this sale. The amount of the impairment charge to expense in 2001 related to AKB Bratskgesstroy amounted to US$ 1,079 (see Note 17).

In 2001 the Company sold investments in IC Energia. The amount of gain received from sales of these investments comprised US $124, as discusses in Note 16.

As of December 31, 2001 other investments were carried at cost .

The Company is a major shareholder (71% of share capital) in ZAO Baikal Business Center. The primary activities of the Baikal Business Center consist of leasing of offices to various organizations and the operations of a hotel and convention center. As of December 31, 2001 and 2000 ZAO Baikal Business Center was fully consolidated in the accompanying financial statements.

Other non-current assets include amounts attributable to purchased computer software, and operating licenses. The balances of these assets totaled US$ 28 and US$ 565 as of December 31, 2001 and 2000, respectively.

6 Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2001 and 2000 comprised the following:

	2001	2000
Petty cash	$ 12	$ 7
Cash in bank – Rubles	809	997
Cash in bank – Hard currency	-	5
Other cash equivalents	378	27
Total cash and cash equivalents	$ 1,199	$ 1,036

(All amounts in thousands of US dollars)

7 Accounts Receivable

The composition of accounts receivable is as follows as of December 31, 2001 and 2000:

	2001	2000
Long-term trade accounts receivable	$ 42,183	$ 85,832
Less allowance for doubtful accounts	(33,368)	(24,000)
Long-term accounts receivable, net	8,815	61,832
Trade receivables	125,486	81,808
Advances paid to suppliers	1,702	3,436
Other	21,250	29,121
Less allowance for doubtful accounts	(80,654)	(5,000)
Accounts receivable, net	67,784	109,365
Total	$ 76,599	$ 171,197

The changes in the allowance for doubtful accounts for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Balance, beginning of year	$ 29,000	$ 26,214
Provision for doubtful accounts	87,427	2,786
Accounts receivable written off	(2,405)	-
Balance, end of year	$ 114,022	$ 29,000

As of December 31, 2001 and 2000 the Company identified trade receivables (both long-term and current) by these major customer groups:

	2001	2000
Electricity		
Industrial enterprises (excluding VAT of $ 5,813 and $ 2,198)	$ 32,900	$ 11,723
RAO UES (control over FOREM) (excluding VAT of $ 4,413 and $ 4,058)	22,090	20,313
Other (excluding VAT of $ 846 and $ 4,449)	4,542	22,088
Value added taxes	11,072	10,705
Total Electricity	$ 70,604	$ 64,829
Heat		
Industrial enterprises (excluding VAT of $ 7,671 and $ 9,928)	$ 41,252	$ 51,223
Other (excluding VAT of $ 7,548 and $ 7,050)	40,594	34,610
Value added taxes	15,219	16,978
Total Heat	97,065	102,811
Total trade and long-term trade receivables	$ 167,669	$ 167,640

The Company invoices its governmental, industrial and commercial customers on a monthly basis. However, for residential customers, the Company substantially relies upon these customers to self-read their meters and remit payments based on these readings. All customer payments are based upon tariffs, denominated in rubles, in effect at the time of meter readings. Accordingly, in terms of US dollars, the Company is subject to the economic risk of currency movements between the time of meter reading and the receipt of payment. In limited circumstances, the Company has billed and collected penalties associated with such delays and has been able to obtain certain payments through the Arbitrage Court.

For many industrial customers, the Company is able to offset amounts due against payables for services received. In order to further reduce a portion of the risk associated with customer

(All amounts in thousands of US dollars)

nonpayment, the Company has in certain circumstances negotiated arrangements wherein the debt for prior period sales is rescheduled to be repaid over several years, but the customers are obliged to pay for all current sales. The Company has accepted payment in goods and services, which are utilized in carrying out its core business; promissory notes; and government securities. As a final step in settling outstanding balances, the Company initiates legal action to obtain a judgment against the debtor. During 2001 and 2000 approximately 4.4% and 16%, respectively, of accounts receivable were settled in a noncash form.
Noncash settlements were as follows:

	2001	2000
Commercial offsets	$ 17,616	$ 43,075
Receipt of Company's promissory notes	2	5,460
Budget offsets	-	1,213
Total	$ 17,618	$ 49,748

The Company has taken steps to present alternatives to governmental officials, which would allow the Company to reduce its investment in these accounts. Given the uncertainties affecting these negotiations, management cannot predict the outcome, the timing, or the ultimate form of settlement of balances due from larger governmental organizations. Starting in 1998, according to regulations set by the government, the Company will not be able to offset receivables from municipal organizations originating in 1998 against a portion of the Company's tax liabilities due to the budget.

Management has provided allowances on amounts due from industrial and municipal customers principally based on a specific review of accounts in addition to other allowances associated with the overall delinquency in customer payments. In addition, the Company has also provided certain specific reserves against amounts due from certain Energos affiliated with RAO UES.

8 Inventories

Inventories as of December 31, 2001 and 2000 are classified as follows:

	2001	2000
Fuel and related inventories	$ 28,859	$ 7,599
Related deterioration reserves	(844)	(76)
Other inventories	338	8,232
Total Inventories, net	$ 28,353	$ 15,755

As of December 31, 2001 and 2000 coal inventory amounting to US$ 16,571 and US$ 8,459, respectively, was pledged as collateral for short-term loans (see Note 11).

The main fuel used by the Company for electricity and heat production at thermal power plants is coal mined in the region. Other inventories include finished goods and goods held for resale, and products for internal use or external sale that are unrelated to the Company's electric and heat generating activities.

9 Capitalization

The share capital account represents the authorized capital of the Company as stated in the Charter document taking into consideration all additional issues of shares. During privatization 1,978,677 common shares, with a par value of 1,000 rubles each, were issued. Two additional issues of shares were made for the amount of the fixed asset statutory revaluation (inflation adjustment) allowed by the government. As of December 31, 2001, the authorized capital of the Company was 4,767 million rubles represented by 4,766,807,700 authorized and issued common shares each with a par value of 1 ruble. Share issues have been translated into US$ at the exchange rate in effect at the time of issues.

The following represents the share structure of the Company as of December 31, 2001 and 2000 (based on quantity of shares):

(All amounts in thousands of US dollars)

	2001	2000
State property fund	40.0%	40.0 %
Russian companies	51.8%	54.0 %
Individuals	8.2%	6.0 %
Total	100.0 %	100.0 %

In accordance with Russian statutory accounting regulations, earnings available for dividends are limited to profits, denominated in rubles, after certain deductions. Dividends paid to shareholders are determined by the directors and are legally declared and approved at the annual shareholders meeting.

However, it could be possible under Russian law for the Company to declare certain dividends from retained earnings, due to the Company's construction requirements; it is anticipated that future dividends will only result from prospective statutory earnings.

10 Treasury Stock

As of December 31, 2001 and 2000 the Company owned 245,619,275 treasury shares through its 100% subsidiary NPF Energia. These shares were presented in the accompanying consolidated financial statements as treasury stock.

The Company purchased treasury shares at a price less than the nominal value. In the accompanying financial statements treasury stock was accounted for at cost of acquisition.

11 Short-term Loans

As of December 31, 2001 short-term loans are comprised of loans from Russian banks, denominated in rubles. All short-term loans include fixed terms of repayment. As of December 31, 2001 and 2000 the Company had outstanding loans as follows:

	2001	2000
Russian bank, related party	-	$ 665
Russian banks, other	20,596	7,794
Russian legal entity	-	24,309
Warburg Dillon Read	-	27,100
Total short-term loans	$ 20,596	$ 59,868

In April 1998 the Company entered into a credit facility agreement with Schweizerischer Bankverein (Deutschland) AG (now known as Warburg Dillon Read AG). Under the terms of this agreement, a loan was granted in the amount of DM 125,000,000 maturing April 20, 2001. The loan was unsecured. Interest was payable at 12.5% annually on April 20. Warburg Dillon Read AG financed this credit facility by issuing Global Note Certificates in amounts and with terms (interest rate, maturity etc.) identical to the credit facility.

During 2000 the Company, together with Warburg Dillon Read AG, executed a restructuring of the debt. As a result the loan amount was reduced by DM 72,700,000 (US$ 39,613) and a gain of US$ 15,328 was recorded (US$ 13,099 net of tax effect because the gain is not taxable in full).

As of December 31, 2000 the outstanding balance of the Warburg Dillon Read loan represented the remainder of the 3-year loan of DM 125,000,000. As of December 31, 2000 the outstanding balance of this loan was classified as short-term and it was repaid in 2001.

The loan from the Russian legal entity represents the remaining balance of the loan secured by the shares of Russia Petroleum discussed in Note 5. This loan is interest free and repayable in 3 equal installments on April 3, 2001, July 3, 2001 and October 3, 2001. In 2000 all proceeds from this loan were invested in marketable short-term bank promissory notes. As of December 31, 2000 US$ 40,209 of these promissory notes were included into other current assets of the Company.
In 2001 the Company converted these promissory note into cash. The gain received from the sales of promissory notes comprised US$ 998 (see Note 16).

In 2001 the Company entered into an agreement with Heartway Limited, a related party. Under the terms of this agreement, Heartway Limited repaid the Company's outstanding balance under the

(All amounts in thousands of US dollars)

loan received from a Russian legal entity in connection with its purchase of Russia Petroleum shares as discussed in Note 5.

As of 31 December, 2001 short-term loans amounting to US$ 17,925 are secured by property plant and equipment, inventory and promissory notes as discussed in Note 4, 8 and 13, respectively.

As of December 31, 2001 promissory notes amounting to US $990 were pledged as collateral.

Interest rates on Russian bank loans ranged from 16% to 21% during 2001 and from 18% to 38% during 2000. In 2001, Russian bank loans were principally used for the provision of working capital.

12 Accounts Payable

Accounts Payable as of December 31, 2001 and 2000 comprise the following:

	2001	2000
Trade accounts payable	$ 23,952	$ 28,158
Other accounts payable	8,523	4,802
Total accounts payable	$ 32,475	$ 32,960

Trade accounts payables are primarily comprised of accounts payable to the suppliers of inventory, capital repairs and maintenance services.

13 Promissory Notes Payable

OAO IRKUTSKENERGO began issuing interest-free promissory notes in September 1994 to cover its shortage of cash. Original maturity periods for promissory notes were two years; however, notes issued after April 1, 1997 have a 5-year maturity. The Company may, at its option, redeem its notes earlier than stated maturity. Redemption may sometimes be effected through the issuance of new promissory notes. The Company's policy is to limit the amount of notes outstanding to approximately one month's revenue. Time structure of maturities is as follows:

Maturity	2001	2000
Current portion of notes payable	$ 1,083	$ 154
1-2 years	312	239
2-3 years	555	400
3-4 years	2,658	1,000
4-5 years	2,980	7,838
Total long-term portion of notes payable	6,505	9,477
Total Promissory notes payable	$ 7,588	$ 9,631

(All amounts in thousands of US dollars)

14 Taxes Payable

As of December 31, 2001 and 2000 the Company's taxes payable include the following:

	2001	2000
Long-term taxes payable:		
VAT (for which payment is not due in the reporting period)	$ 7,032	14,308
Penalties related to taxes for late payments (restructured under the RF Government Resolution)	1,711	-
Other	499	-
Total long-term taxes payable	9,242	14,308
Short-term taxes payable:		
VAT (including for which payment is not due in the reporting period)	$ 26,118	$ 32,323
Property tax	1,555	1,222
Profit tax	208	-
Penalties related to taxes for late payments	181	1,890
Other	364	1,251
Total short-term taxes payable	28,426	36,686
Total taxes payable	$ 37,668	$ 50,994

During the period between 1996 and 2001, the Company accrued penalties for late tax payment, which were restructured under the Russian Federation Government Resolution into long-term payables with repayment over a ten-year period starting in December 2001. As of December 31, 2001 these penalties are included in long-term tax payables.

15 Other Current Liabilities

As of December 31, 2001 and 2000 other current liabilities include the following:

	2001	2000
Salary and social contributions payable	$ 5,608	$ 6,170
Advances received	1,639	872
Other	384	229
Total other current liabilities	$ 7,631	$ 7,271

16 Gain on Securities Sale

Gain on securities sale comprises the following:

	2001	2000
Sales of Russia Petroleum shares (Note 5)	$ 14,958	$ 6,113
Sales of currency promissory notes	998	-
Sales of long-term investments	124	-
Other	147	-
Total gain on securities sale	$ 16,227	$ 6,113

(All amounts in thousands of US dollars)

17 Impairment of long-term investments

Impairment of long-term investments comprises the following:

	2001
Impairment of investments in OAO East-Siberian Group	$ 5,156
Impairment of investments in AKB Bratskgesstroy	1,079
Impairment of other investments	759
Total impairment of long-term investments	$ 6,994

18 Other Income

Other income comprises the following:

	2001	2000
Other non-operating revenues	$ 7,146	$ 6,677
Sales of inventory and fixed assets	1,855	10,747
Penalties due from other companies	76	3,138
Other	2,745	3,560
Total other income	$ 11,822	$ 24,122

Other non-operating revenues include sales of other services and goods.

19 Other Expenses

Other expenses comprise the following:

	2001	2000
Other non-operating expenses	$ 9,694	$ 8,694
Cost of inventory sold	1,705	5,388
Other	3,409	5,869
Total	$ 14,808	$ 19,951

Other non-operating expenses include cost of other services and goods sold.

20 Income Taxes

The Company's provision for income taxes for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Current tax charge	$ 25,027	$ 27,305
Deferred tax charge/(credit)	(35,279)	7,009
Deferred tax charge relating to changes in income tax rate	8,518	1,168
Income tax charge/(credit) for year	$ (1,734)	$ 35,482

Income tax is calculated on taxable income as defined under RAR, which differs significantly from US GAAP. The following presents a reconciliation of statutory (expected) tax rate to the effective tax rate for the years ended December 31, 2001 and 2000:

(All amounts in thousands of US dollars)

	2001	2000
Net loss	(1,551,221)	(12,855)
Theoretical tax credit at statutory rate of 24% in 2001 and 35% in 2000 thereon:	$ (372,293)	$ (4,499)
Tax effect of permanent differences:		
Non-deductible expenses	8,727	5,704
Non-taxable income	(828)	(2,480)
Depreciation *	17,415	30,132
Impairment of fixed assets *	342,288	4,172
Impairment of long term investments *	1,679	-
Deferred tax movement relating to changes in income tax rate	8,518	1,168
Other	(7,240)	1,285
Total charge/(credit) for year	$ (1,734)	$ 35,482

Differences between GAAP and statutory taxation and reporting regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 24% and 35% as of December 31, 2001 and 2000, respectively.

* These represent the proportion of the charge related to the currency remeasurement required by SFAS No. 52.

	2000	Movement for the year	2001
Deferred tax (liability) asset arising from tax effect of:			
Uncollected revenues, net of related cost	$ (9,282)	(4,409)	$ (4,873)
Provision for doubtful accounts	1,500	(21,304)	22,804
Short term borrowings	683	683	-
Other	(1,078)	(1,731)	653
Deferred tax (liability)/asset, net	$ (8,177)	(26,761)	$ 18,584

21 Related Party Transactions

During 2001 and 2000, sales to Bratsk Aluminum Plant (BRAZ), which is a subsidiary of OAO Russian Aluminum (RusAl), amounted to US$ 95,992 and US$ 128,084, respectively. As of December 31, 2001 and 2000, the Company had outstanding trade receivables from BRAZ, representing amounts outstanding in connection with these sales, totaling US$ 2,804 and US$ 10,052, net of allowance for doubtful accounts of US$ 6,543 and US$ 0, respectively. BRAZ is related to the Company.

During 2001 and 2000, sales to OAO Siberian Urals Aluminum Company (SUAL) amounted to US$ 32,099 and US$ 41,059, respectively. As of December 31, 2001 and 2000, the Company had outstanding trade receivables from SUAL, representing amounts outstanding in connection with these sales, totaling US$ 1,145 and US$ 1,877, net of allowance for doubtful accounts of US$ 2,673 and US$ 0, respectively. SUAL is related to the Company through the Company's director who is a member of SUAL board of directors.

22 Commitments and Contingencies

RAO UES subscription fee

As described in Note 1, regional Energos use the national grid owned by RAO UES to buy or sell electricity on the FOREM.

(All amounts in thousands of US dollars)

Since 1997, the Company has neither paid nor recognized annual fees payable to RAO UES as expenses due to the fact that the Regional Energy Commission has not included such fees into electricity tariff calculations. As of December 31, 2001 and 2000 the total subscription fee payable to RAO UES, which is not recognized as a liability in the accompanying financial statements comprised US$ 105,496 and US$ 70,330, respectively.

The Company has been named as a defendant in a lawsuit filed by the Moscow Prosecutor's Office on behalf of RAO UES seeking subscription fees due for the year 2000 of US$ 33,869. It is the opinion of management, based on consultation with legal counsel, that the Company has meritorious defenses against this action. Accordingly, no provision for subscription fees has been made in the accompanying consolidated financial statements.

Retirement and Other Benefit Obligations

In the fourth quarter of 1999 the Company created a non-state pension fund (NPF Energia). This fund is intended to provide pension benefits to the employees of the Company. As of December 31, 2000 the fund has formulated a defined contribution pension plan.

According to the pension plan the Company made contributions to NPF Energia starting in 2000. The total amount contributed by the Company together with interest accrued in 2001 and 2000 comprised US$ 38 and US$ 35, respectively. During 2001 the Company's employees made contributions to the pension fund amounting to US$ 101 including interest accrued. In 2001 NPF Energia paid benefits to employees in the amount of US$ 45.

As of December 31, 2001 the pension plan obligation comprised US$ 129. In the consolidated financial statements the pension plan obligations are included in other current liabilities.

As of December 31, 2001 and 2000 NPF Energia was fully consolidated in the accompanying financial statements.

At year-end 1999 NPF Energia held assets consisting principally of cash and short-term securities. In 2000 these assets were liquidated and used to purchase common stock of the Company. This transaction was treated as an acquisition of treasury stock in the consolidated financial statements (See Note 9).

Construction Program

The Company is engaged in continuous construction programs, which include reconstruction of buildings and equipment deliveries. The Company plans to perform construction works in 2002 in the amount of approximately US$ 57 million. The priority in this investment program is the reconstruction and improvement of the production equipment on which US$ 43 million will be spent. The construction programs are subject to periodic reviews and actual construction costs may vary from the above estimates for many reasons including, but not limited to, general business conditions; environmental regulations; electricity and heat requirement projections; the cost and efficiency of construction labor, equipment and materials; availability and cost of capital.

Purchase contracts for coal

The Company signs contracts with suppliers of coal for one year in advance. Accordingly, as of December 31, 2001 contracts to purchase coal in 2002 for an approximate amount of US$ 85 million were signed. For some contracts the purchase price is subject to a quarterly price change. As of December 31, 2001, the Company had approximately US$ 13,912 of such contracts.

Environmental Matters

In 2001, the Company accrued liabilities payable to the Irkutsk city government under current environmental regulations of US$ 1,325. Management estimates potential future costs, which may be incurred in 2002 to continue to comply with the environmental program, to amount to US$ 1,897.

Insurance Matters

As of December 31, 2001, the Company had insured its property for the total amount of US$ 248,133 with OAO Volga Auto Insurance Company, a related party. As a result, the Company is subject to significant uninsured exposure in the event of loss or destruction of its principal operating assets. In addition, Russian insurance providers do not offer business interruption insurance.

Currency control over foreign currency transactions

During 2001 and 2000 the Company made several transactions in foreign currency that are subject to currency control regulation by the Central Bank of Russia (CBR). Management provided the CBR with reports of these transactions and did not receive notices disallowing these payments. Nevertheless, the Company does not have a formal approval of the transactions made.

Management believes that the probability of subsequent disallowance of these transactions by the CBR is low. No provision for penalties that might result in the event of disallowance has been accrued in the accompanying consolidated financial statements.